				Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest Charges	$84,430	$84,992	$85,809	$91,740	$87,732
Interest applicable to rentals	13,171	13,911	11,145	10,919	20,687

Total fixed charges, as defined	97,601	98,903	96,954	102,659	108,419

Preferred dividends, as defined (a)	12,646	12,093	10,041	11,104	20,957

Combined fixed charges and preferred dividends, as defined	$110,247	$110,996	$106,995	$113,763	$129,376

Earnings as defined:
Net Income	$142,210	$174,635	$173,154	$139,111	$47,152
Add:
Provision for income taxes:
Total	89,064	96,949	56,824	85,638	96,623
Fixed charges as above	97,601	98,903	96,954	102,659	108,419

Total earnings, as defined	$328,875	$370,487	$326,932	$327,408	$252,194

Ratio of earnings to fixed charges, as defined	3.37	3.75	3.37	3.19	2.33

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.98	3.34	3.06	2.88	1.95

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.